UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ) *

ChipMOS Technologies Inc.

(Name of Issuer)

Common Shares, par value NT$10 per share

(Title of Class of Securities)

Y1566L100

(CUSIP Number)

December 31, 2016

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

Continued on following pages
Page 1 of 6 Pages

SCHEDULE 13G

CUSIP No. Y1566L100	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS
GIC Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
39,371,000

	6	SHARED VOTING POWER
7,575,000

	7	SOLE DISPOSITIVE POWER
39,371,000

	8	SHARED DISPOSITIVE POWER
7,575,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,946,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.48% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)        Based on 856,599,261 Shares outstanding as of March 31, 2017, according to the Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 20, 2017.

SCHEDULE 13G
Page 3 of 6 Pages

Item 1(a)	Name of Issuer

ChipMOS Technologies Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

No. 1, R&D Road 1, Hsinchu Science Park
Hsinchu, Taiwan
Republic of China

Item 2(a)	Name of Persons Filing

GIC Private Limited  (“GIC”)

Item 2(b)	Address of Principal Business Office or, if none, Residence

168 Robinson Road
#37-01 Capital Tower
Singapore
068912
Republic of Singapore

Item 2(c)	Citizenship

Singapore

Item 2(d)	Title of Class of Securities

Common Shares, par value NT$10 per share (the “Shares”)

Item 2(e)	CUSIP Number

Y1566L100

Item 3	If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

SCHEDULE 13G
Page 4 of 6 Pages

Item 4	Ownership

(a - c)  The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following tables:

As of December 31, 2016:
Reporting Person	Amount Beneficially Owned	Percent of Class (2)
GIC Private Limited	46,698,000	5.45%

Reporting Person	Voting Power		Dispositive Power
	Sole (1)	Shared (1)	Sole (1)	Shared (1)
GIC Private Limited	39,323,000	7,375,000	39,323,000	7,375,000

As of December 31, 2017:
Reporting Person	Amount Beneficially Owned	Percent of Class (3)
GIC Private Limited	46,946,000	5.48%

Reporting Person	Voting Power		Dispositive Power
	Sole (1)	Shared (1)	Sole (1)	Shared (1)
GIC Private Limited	39,371,000	7,575,000	39,371,000	7,575,000

(1)
GIC is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”).  Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.  As such, GIC has the sole power to vote and power to dispose of the 39,323,000 and 39,371,000 securities beneficially owned by it as of December 31, 2016 and as of December 31, 2017, respectively.  GIC shares with MAS power to vote and dispose of 7,375,000 and 7,575,000 securities beneficially owned by it as of December 31, 2016 and as of December 31, 2017, respectively. GIC, GoS and MAS disclaim membership in a group.

(2)	Based on 856,754,261 Shares outstanding as of December 31, 2016, according to the Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 20, 2017.
(3)	Based on 856,599,261 Shares outstanding as of March 31, 2017, according to the Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 20, 2017

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

SCHEDULE 13G
Page 5 of 6 Pages

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

SCHEDULE 13G
Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of March 20, 2018.

GIC PRIVATE LIMITED

By:	/s/ Jimmy Teo Poh Leong
	Name:	Jimmy Teo Poh Leong
	Title:	Senior Vice President

By:	/s/ Carol Tan Siew Shean
	Name:	Carol Tan Siew Shean
	Title:	Senior Vice President